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14045683

CM **PUBLIC**

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
FEB 27 2014
Washington DC

| SEC FILE NUMBER |
|---|
| 8- 27120 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert A. Stanger & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad Street, Suite 201

(No. and Street)

| Shrewsbury | NJ | 07702 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin K. Hull, Chief Compliance Officer, (949) 478-4855

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies

(Name – *if individual, state last, first, middle name*)

| 665 Fifth Avenue | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14/14

**OATH OR AFFIRMATION**

I, Kevin T. Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Company, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PKF
O'CONNOR
DAVIES

# Robert A. Stanger & Company, Inc.

Statements of Financial Condition

December 31, 2013 and 2012

PKF

# Robert A. Stanger & Company, Inc.

Statements of Financial Condition

December 31, 2013 and 2012

PKF
O'CONNOR
DAVIES

PKF

## Independent Auditors' Report

The Board of Directors`
Robert A Stanger & Co, Inc.

We have audited the accompanying statements of financial condition of Robert A Stanger & Co, Inc. (the "Company") as of December 31, 2013 and 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA"), and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on the statements of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.286.4080 | www.odpkf.com

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all materialy respects, the financial position of Robert A Stanger & Co, Inc. as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies

February 24, 2014

# Robert A. Stanger & Company, Inc.

## Statements of Financial Condition

| | December 31, 2013 | December 31, 2012 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 408,747 | $ 418,310 |
| Trade accounts receivable, net of allowance | 270,542 | 587,564 |
| Prepaid expenses | 104,089 | 94,654 |
| Furniture and equipment, net of accumulated depreciation of $280,864 and $264,033 | 35,791 | 31,170 |
| | $ 819,169 | $ 1,131,698 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable | 9,500 | 154,500 |
| Accrued salary | 90,000 | 60,000 |
| Distributions payable | 100,750 | - |
| Total Liabilities | 200,250 | 214,500 |
| Stockholders' Equity | | |
| Capital stock, no par, 100 shares authorized, issued and outstanding | 1,500 | 1,500 |
| Retained earnings | 617,419 | 915,698 |
| Total Stockholders' Equity | 618,919 | 917,198 |
| | $ 819,169 | $ 1,131,698 |

The accompanying notes are an integral part of these financial statements.

**Robert A. Stanger & Company, Inc.**

Notes to Financial Statements
December 31, 2013 and 2012

## 1. Organization

***Business***
Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

## 2. Significant Accounting Policies

***Use of Estimates***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

***Income Taxes***
As a Subchapter S Company, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholder. State income taxes are provided for on a minimum tax basis.

***Accounts Receivable***
At December 31, 2013 and 2012, management of the Company estimated an allowance for doubtful accounts at $25,000 and $10,000, respectively.

***Furniture and Equipment***
Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods.

***Financial Advisory and Consulting Services***
Financial advisory and consulting fees are recognized as the services are provided over the term of the agreements and collectability is reasonably assured.

***Accounting for Uncertainty in Income Taxes***
Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state, or local income tax audits for the periods prior to 2010.

## 2. Significant Accounting Policies (continued)

***Subsequent Events Evaluation by Management***

Management has evaluated subsequent events for disclosures and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 24, 2014.

## 3. Furniture, Equipment, and Leasehold Improvements

Furniture equipment and leasehold improvements consist of the following at December 31:

| | 2013 | 2012 |
|---|---|---|
| Furniture and Equipment | $ 283,776 | $ 262,324 |
| Leasehold Improvements | 32,879 | 32,879 |
| Less Accumulated Depreciation and Amortization | (280,864) | (264,033) |
| | $ 35,791 | $ 31,170 |

## 4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

Approximately 23% and 22% of the Company's revenues were generated by contracts from one customer in 2013 and 2012, and 17% and 31% of the Company's trade receivables were owed from one customer at December 31, 2013 and December 31, 2012, respectively.

## 5. Pension Plan

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for 2013 and 2012.

## 6. Lease Obligations

The Company has an eleven-year operating lease for office space in New Jersey beginning July 1, 2009 at $119,136 per annum. The lease expires June 30, 2020, and is cancellable at the sixth anniversary of commencement. The lease agreement allows for an annual rent increase of 2%. The Company also has a twenty-four month operating lease for office space in New Jersey beginning July 1, 2013 at $21,000 per annum. The lease expires on June 30, 2015.

The Company also leases various equipment under operating leases that expire at various times through the year 2018.

## 6. Lease Obligations (continued)

The following is a schedule detailing future minimum operating lease payments:

| | Office | Equipment |
|---|---|---|
| 2014 | $ 148,968 | $ 12,307 |
| 2015 | 75,764 | 8,360 |
| 2016 | 0 | 468 |
| 2017 | 0 | 468 |
| 2018 | 0 | 468 |
| Totals | $ 224,732 | $ 22,071 |

## 7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2013 and 2012, the Company had net capital of $207,997 and $203,310 which was $194,647 and $189,010 in excess of its required net capital, respectively. The company's net capital ratio was 0.96 and 1.06 to 1 as of December 31, 2013 and 2012, respectively.

## 8. Related Party Transactions

The Company paid consulting fees to a Director and legal fees to a law firm in which the same Director is a partner in 2013 and 2012. The aggregate amount of such consulting fees and legal fees were $271,248 and $249,200 in 2013 and 2012, respectively.

## 9. Litigation

In 2012, the Company and an executive were wrongly named along with other parties in an arbitration proceeding by a claimant who was not a customer of the Company. In 2013, the arbitration was settled with prejudice for an immaterial amount by the Company.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.